SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, CA 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,527 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 66,527 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,276,751 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,784 shares of Common Stock underlying options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	13D/A	Page 5 of 10 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by:

(i)          Voce Capital Management LLC, a California limited liability company ("Voce Capital Management"), with respect to the shares of Common Stock held by the funds to which it serves as investment manager (the "Voce Funds");

(ii)        Voce Capital LLC, a Delaware limited liability company ("Voce Capital"), as the sole managing member of Voce Capital Management; and

(iii)      J. Daniel Plants ("Mr. Plants", and together with Voce Capital Management and Voce Capital, the "Voce Parties"), as the sole managing member of Voce Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is One Embarcadero Center, Suite 1140, San Francisco, California 94111.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. The principal business of Mr. Plants is serving as the sole managing member of Voce Capital.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America.

CUSIP No. 232109108	13D/A	Page 6 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Stock beneficially owned by Voce Capital Management is approximately $28.0 million, including brokerage commissions.

Mr. Plants used a total of approximately $200,000 to acquire 4,000 shares of Common Stock reported as beneficially owned by him. 66,527 shares of Common Stock (including 2,742 shares of Common Stock underlying unvested RSUs and 14,748 shares of Common Stock underlying options) reported to be beneficially owned by Mr. Plants were issued to Mr. Plants in consideration for his service as a director and Executive Chairman of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As announced in the press release, dated May 11, 2023, issued by Voce Capital Management, the Reporting Persons have terminated their proxy solicitation in connection with the special meeting of stockholders of the Issuer to be held on June 9, 2023.  As a result, the Reporting Persons and David H. Mowry are no longer deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder, and this Amendment No. 3 only reports the beneficial ownership of the Reporting Persons.

As part of the exercise of Mr. Plants's fiduciary duties as a member of the Board of the Issuer, and in the ordinary course of the Reporting Persons' business, the Reporting Persons have engaged in, and intend to continue to engage in, communications with officers and/or members of the Board concerning opportunities for the Issuer to enhance shareholder value.   In addition, the Reporting Persons may communicate with the Issuer's management and board of directors (the "Board") about, and may enter into negotiations and agreements with them regarding, among other things, the Issuer's operations, management, Board composition, ownership, capital or corporate structure, sale transactions, dividend and buyback policies, strategy and plans, including any transactions involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or oppose, and have communicated with and intend to continue to communicate with other shareholders or third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of  plans and/or proposals (whether preliminary or final) with respect to the foregoing.  The Reporting Persons have and may continue to exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.  The Reporting Persons may change its intentions with respect to any and all matters referred to in this Item 4.  The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 232109108	13D/A	Page 7 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock or adjust their exposure to the Common Stock in ways that would affect their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Amendment No. 3 are based upon 19,788,358 shares of Common Stock outstanding as of April 4, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 7, 2023.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock have been effected by any Reporting Person during the past sixty (60) days.
(d)	No person other than the Reporting Persons and the Voce Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

CUSIP No. 232109108	13D/A	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto (the "May 2023 Joint Filing Agreement"). A copy of the May 2023 Joint Filing Agreement is attached as Exhibit 9 to this Schedule 13D/A.

Mr. Plants holds 27,105 RSUs, each representing one share of Common Stock. Of such RSUs, 24,381 have vested. The remaining 2,724 RSUs vest according to the following schedule: 1/3rd of the RSUs vest on May 19, 2023 and May 19, 2024, subject to Mr. Plants' continued service to the Issuer through each such date. Mr. Plants has a total of 11,476 unvested performance share units ("PSUs") which vest based on certain selected performance targets.[1]

Mr. Plants has also been awarded options that are exercisable into a total of 14,748 shares of Common Stock. The options have a strike price of $33.45 and an expiration date of February 20, 2029. One-fourth of the shares subject to the option vested on February 20, 2023, and 1/48 of the shares subject to the option vested or shall vest each month thereafter, subject to Mr. Plants continuing his service through such dates.[2]

The information disclosed in Item 4 of the Schedule 13D is hereby incorporated by reference into Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

9	May 2023 Joint Filing Agreement.

____________________________

1 These figures as reported assume that the purported termination for cause of Mr. Plants was and is invalid. Mr. Plants believes the Entrenched Directors' purported termination of Mr. Plants (as described in Item 4) to be both unlawful and unjustified and reserves all of his rights on this matter, waiving none.

2 These figures as reported assume that the purported termination for cause of Mr. Plants was and is invalid. Mr. Plants believes the Entrenched Directors' purported termination of Mr. Plants (as described in Item 4) to be both unlawful and unjustified and reserves all of his rights on this matter, waiving none.

CUSIP No. 232109108	13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP No. 232109108	13D/A	Page 10 of 10 Pages

EXHIBIT 9

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 15, 2023

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants